

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Mark Gerhard
Chief Executive Officer
Ascendant Digital Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, New York 10065

> **Re: Ascendant Digital Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 16, 2021**
> **File No. 333-254720**

Dear Mr. Gerhard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

Form S-4/A filed June 16, 2021

Questions and Answers for Shareholders of ADAC
What are the U.S. federal income tax considerations of the Domestication?, page xv

1. It unclear why you represent that you "intend" for the domestication to be a "reorganization" under the Tax Code if you believe it is "likely" that the domestication will be a taxable event for U.S. holders. Please revise here and elsewhere (e.g. risk factor on page 71) to make clear whether you believe that the transaction will be a taxable event for U.S. holders.

U.S. Federal Income Tax Considerations, page 157

2.   We note you do not plan on filing a tax opinion supporting a conclusion that the domestication should be tax-free to U.S. holders; however, you still represent that the Company intends for the domestication to be considered a tax-free "reorganization" under the Tax Code. If you do not obtain a tax opinion supporting such a conclusion, it is inappropriate for you to represent that you "intend" for the domestication to be tax-free, and you should make clear that it is uncertain whether the domestication will qualify as a tax-free reorganization and highlight the tax consequences to U.S. holders.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Elliott Smith, Esq.